Joseph J. Tomasek, Esq.
                             77 North Bridge Street
                          Somerville, New Jersey 08876

                                December 1, 2005

                              FOR THE EXCLUSIVE USE
                 OF THE SECURITIES AND EXCHANGE COMMISSION ONLY

VIA EDGAR AND TELECOPY ONLY
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20005

Attention: Patrick Gilmore, Accountant

                        RE:   Magnitude Information Systems, Inc.
                              Form 10-KSB for the Fiscal Year Ended
                              December 31, 2004
                              Filed March 30, 2005
                              File No. 000-32485

Dear Mr. Gilmore:

      Further to our telephone conversation of this morning concerning whether or not certain warrants issued during fiscal years 2003 and 2004 enjoyed any "registration rights", please be advised that I have reviewed the Certificate of Designations setting forth all of the rights, privileges, etc., of the Series E Senior Convertible Preferred Stock which were issued in tandem with certain common stock purchase warrants and this instrument contained no reference to nor provided any "registration rights" of any nature whatsoever. Please be further advised that I spoke with Dan Brown of Rosenberg Rich Baker Berman & Co., this morning and he will be telephoning you this morning to hopefully resolve this issue and any others raised in the Staff's comment letter dated November 15, 2005.

      Thank you for your continued professional assistance in these matters.

                                                Very truly yours,


                                                /s/ Joseph J. Tomasek
                                                Joseph J. Tomasek, Esq.

cc:   Steve D. Rudnik, President
      Magnitude Information Systems, Inc.

      Joerg Klaube, Chief Financial Officer
      Magnitude Information Systems, Inc.